FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of: April 2020

Commission File Number: 001-133354

Bank of Montreal

(Exact name of registrant as specified in its charter)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSE OF ADDING EXHIBITS TO BANK OF MONTREAL’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-237342). THE EXHIBITS TO THIS REPORT SHALL BE DEEMED TO BE A PART OF SUCH REGISTRATION STATEMENT FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED.

In connection with the registrant’s issuance of certain of its Senior Medium-Term Notes, Series F, denominated in U.S. dollars (collectively, the “Notes”) following the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-237342), the registrant is filing the exhibits set forth in the exhibit index below.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:	/S/ LAURENCE KAPLAN
Name Laurence Kaplan Title: Managing Director, Cross-Asset Solutions

Date:	April 20, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit
4.7	Form of Master Note representing certain issuances of the Notes.

5.3	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, as to certain matters under Canadian and Ontario law.

5.4	Opinion of Morrison & Foerster LLP, as to the validity of the Notes under New York law.

5.5	Opinion of Mayer Brown LLP, as to the validity of the Notes under New York law.

8.3	Opinion of Torys LLP, as to Canadian federal tax matters.

23.6	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.3 above).

23.7	Consent of Morrison & Foerster LLP (included in Exhibit 5.4 above).

23.8	Consent of Mayer Brown LLP (included in Exhibit 5.5 above).

23.9	Consent of Torys LLP.

23.10	Consent of Morrison & Foerster LLP, as to U.S. federal tax matters.

23.11	Consent of Mayer Brown LLP, as to U.S. federal tax matters.